a professional corporation

THE ARMY AND NAVY BUILDING	1627 I STREET, NW	SUITE 1100WASHINGTON, DC 20006-1605

202.912.4800	1.800.540.1355	www.cozen.com

October 16, 2012	F. Alec Orudjev
Direct Phone 202-912-4842
aorudjev@cozen.com

Ms. Mary Beth Breslin Senior Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Re:	Cytomedix, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed August 31, 2012 File No. 333-183704

Dear Ms. Breslin:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated September 27, 2012 (the “Comment Letter”) relating to the above-referenced filing of Cytomedix, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. In addition, the Company is filing its Amendment No. 1 to the above-referenced Registration Statement (the “Amendment No. 1”) to include certain additional disclosures responsive to the comments below.

Form S-3 Facing Page

1. As this registration statement relates to a shelf offering, please revise the facing page to reflect that the approximate date of commencement of the proposed sale to the public is from time to time after the effective date of this registration statement. Currently the disclosure indicates that you plan to commence the offering both “as soon as practicable” and “from time to time.”

October 16, 2012

Response: The facing page of the filing has been revised to state that the approximate date of commencement of the proposed sale to the public is from time to time after the effective date of the registration statement.

Calculation of Registration Fee

2. Refer to footnote (1) to the fee table. It is not appropriate to state in a footnote to the fee table that you are registering an indeterminate amount of securities that underlie other securities. The underlying securities must be included in the fee table. Although the number of the underlying securities need not be determined at the time of effectiveness, as the underlying securities are offered and sold, they should be counted against the dollar amount of the securities remaining on the registration statement as required by Rule 457(i). Please revise footnote (1) accordingly.

Response: Footnote (1) to the fee table has been revised to address the comment above.

About Cytomedix, page 1

3. Please revise your Summary to highlight your current financial position, including quantified disclosure of your history of net losses, accumulated deficit, and substantial indebtedness, as well as your audit report containing an explanatory paragraph that substantial doubt exists as to your ability to continue as a going concern. Please also quantify the amount of cash that you are spending per month and how long your present funds will last at your current monthly rate. Finally, please also disclose any liquidity sources and what your capital needs will be for the near term.

Response: The Summary section has been revised and the sentence in question deleted in its entirety to address the comment above.

Risk Factors, page 2

4. Please revise to eliminate the third sentence of the italicized introductory paragraph and revise as necessary to include a discussion of all material risks in your risk factor section.

Response: The said sentence has been deleted in the Amendment No. 1 and the Risk Factors section is revised accordingly.

We may need substantial additional financing..., page 2

5. We note your disclosure that you have registered over 12 million shares for sale by Lincoln Park Capital pursuant to an equity line financing arrangement that ends in January 2013. Here and elsewhere in your document, as appropriate, please revise to quantify the number of these shares that remain unsold.

October 16, 2012

Response: The disclosures in question as they appear on p. 2 and elsewhere in the prospectus have been revised to address the comment above.

Description of Debt Securities, page 18

6. We note the disclosure in the third paragraph of this section that you will issue senior debt securities under a senior indenture and subordinated debt securities under a subordinated indenture; however, you have filed only one form of indenture as exhibit 4.3. Please file as exhibits both the indentures pursuant to which you will issue debt securities.

Response: Both form indentures have been filed as Exhibits 4.3 and 4.4, respectively, in response to the comment above.

Guarantees, page 20

7. We note your disclosure here and on page 19 that any debt securities may be guaranteed by your subsidiaries; however, the guarantees have not been included in the fee table or disclosed on the prospectus cover page, and the guarantors have not filed this registration statement as co-registrants. Please advise or revise.

Response: The disclosures in question have been deleted in their entirety.

Incorporation of Documents by Reference, page 29

8. We note your statement that you are forward incorporating by reference certain filings made “after the date of filing of this registration statement, and until all of the common stock to which this prospectus relates has been sold or the offering is otherwise terminated.” It is unclear why you have limited forward incorporation by reference only until the completion of the sale of common stock when you have also registered other securities besides common stock. Please revise to clarify that you are incorporating by reference until all of the securities to which the prospectus relates have been sold.

Response: The disclosures on p. 29 have been amended to state that, in part, that incorporating by reference will continue until all of the securities to which the prospectus relates have been sold.

Signatures

9. Please revise to indicate below the second paragraph of text required on the signature page who is signing in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-3.

Response: The signature page has been revised to address the comment above.

October 16, 2012

Exhibit 5.1

10. We note from the penultimate paragraph of the opinion that the opinion is limited to Delaware and federal law. However, you have disclosed under “Governing Law” on page 24 of the prospectus that the indenture(s) and debt securities will be governed by New York law. Please file an opinion which encompasses New York law to the extent necessary to cover the indenture(s) and debt securities.

Response: Please note that the prospectus disclosures on p. 24 have been amended to state that it is governed by Delaware law. This change is consistent with the provisions of the form indenture which is also governed by Delaware law and filed as an exhibit to the registration statement.

11. We note the last sentence of the penultimate paragraph of the opinion. Please confirm that at the time of each takedown of securities from this registration statement, you will provide an opinion of counsel covering the issued securities that does not contain inappropriate assumptions or qualifications. For guidance, please refer to Section II.B.2. of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response: We confirm that at the time of each takedown of securities from this registration statement, we will provide an opinion of counsel covering the issued securities that does not contain inappropriate assumptions or qualifications, consistent with the guidance set forth in Staff Legal Bulletin No. 19.

12. Please file an opinion that does not contain the limitations on reliance contained in the last two sentences of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response: The last two sentences of the opinion have been deleted in their entirety, consistent with the guidance set forth in Staff Legal Bulletin No. 19.

Exhibits 23.1, 23.2 and 23.3

13. We reference the disclosure in Exhibit 23.2 that the copy of the audit report in the Form 10-K includes a typographical error in the date. Please amend your December 31, 2011 Form 10-K incorporated by reference in this Registration Statement to include an audit report with the correct date. Please also have your auditors remove the language related to the error in their audit report in the updated consent.

Response: Please note that concurently with this submission, the Company is filing Amendment No. 1 to its December 31, 2011 Form 10-K to correct the audit report date, as noted above. In addition, the Company’s prior auditing firm, PricewaterhouseCoopers LLP, removed the language related to the error in the updated consent.

14. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Response: Comment noted.

October 16, 2012

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The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O’CONNOR

/s/ Alec Orudjev

Cc:	(via email)
Martin P. Rosendale, CEO
Andrew Maslan, CFO
David Jorden, Executive Chairman
Ralph V. De Martino, Esq.